Trend Technology Corporation

1866 Esquimalt Avenue

West Vancouver, British Columbia

V7V 1R9  Canada

March 14, 2006

VIA EDGAR/MAIL

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3561

Washington, D.C.  20549

Attention:  Mr. Brian K. Bhandari, Staff Accountant

                   Division of Corporation Finance

Dear Mr. Bhandari:

Re:  Trend Technology Corporation

        Form 8-K

        Filed March 3, 2006

        File No. 000-50978

Further to your comment letter dated March 6, 2006, we respond as follows:

1.

The Company has filed an amended Form 8-K with an updated Exhibit 16 letter from the former accountant.

2.

We enclose a statement from the Company dated March 14, 2006, as requested by you.

Should you have any questions or require further information, please do not hesitate to contact our office.

Yours truly,

Trend Technology Corporation

Per:

/s/Gerald J. Shields

Gerald J. Shields,

President and Director